UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ;

Commission File Number 0-17506

A:	Full title of the plan:
UST INC.
EMPLOYEES’ SAVINGS PLAN

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UST INC.
100 West Putnam Avenue
Greenwich, Connecticut 06830

UST INC. EMPLOYEES’ SAVINGS PLAN
FORM 11-K

INDEX

UST Inc. Employees’ Savings Plan Audited Financial Statements and Supplemental Schedules

SIGNATURE

EXHIBIT INDEX

EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UST Inc.
Employees’ Savings Plan
Audited Financial Statements
and
Supplemental Schedules
Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

UST Inc.
Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedules
Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To the UST Inc.
Employee Plans Administration Committee,
We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees’ Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Stamford, CT
May 4, 2006

UST Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets:
Investments	$247,216,511	$247,146,622

Receivables:
Participant contributions	447,164	381,682
Employer contributions	248,236	218,511

Total assets	247,911,911	247,746,815

Liabilities:
Due to trustee	15,079	14,120

Total liabilities	15,079	14,120

Net assets available for benefits	$247,896,832	$247,732,695

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004

Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments:
Common stock of UST Inc.	$(14,792,312)	$28,857,482
Group trust funds	2,454,694	8,008,789
Interest and dividends	10,619,014	8,058,988

Investment (loss) income, net	(1,718,604)	44,925,259

Contributions:
Participants	12,334,771	10,734,721
Employer	6,219,237	5,857,042

	18,554,008	16,591,763

Total additions, net	16,835,404	61,517,022

Deductions:
Benefits paid to participants	16,571,568	15,480,181
Administrative expenses	99,699	112,934

Total deductions	16,671,267	15,593,115

Net increase in net assets available for benefits	164,137	45,923,907

Net assets available for benefits:
Beginning of year	247,732,695	201,808,788

End of year	$247,896,832	$247,732,695

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
1. Significant Accounting Policies
The financial statements of the UST Inc. Employees’ Savings Plan (the “Plan”) have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the financial statements of the Plan are appropriate; however, actual results may differ from these estimates.
Investment in common stock of UST Inc. (the “Company”) is stated at a fair value of $40.83 per share at December 30, 2005 and $48.11 per share at December 31, 2004. Group trust funds are also stated at fair value. The fair values of UST Inc. common stock and group trust funds are determined based on published market data. Participant loans are valued at their outstanding principal balances, which approximate fair value.
The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.
2. Description of Plan
The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is a trusteed plan administered by the UST Inc. Employee Plans Administration Committee (“EPAC”). The Vanguard Fiduciary Trust Company (“Vanguard”) is the Plan’s trustee.
Employees are eligible to participate in the Plan as of the first day of the month following their date of hire, provided they are scheduled to work at least 1,000 hours in their first year of service, as defined by the Plan. Employees are not eligible to receive an allocation of Company matching contributions until the later of the first anniversary of their date of employment or the first date on which the employee becomes eligible to participate in the Plan.
The majority of Plan Participants are able to make an aggregate contribution to the Plan of 1 percent to 15 percent (in 1 percent increments) of base pay on a before-tax or after-tax basis, of which the first 6 percent is subject to a 100 percent matching contribution by the Company. The Company’s matching contribution for employees of Ste. Michelle Wine Estates, a wholly-owned subsidiary of UST Inc., is 50 percent of the first 6 percent of amounts contributed.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2005 and 2004
2. Description of Plan (continued)
If a Participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the Participant will forfeit the unvested portion of the Company’s matching contributions. Forfeitures, which totaled $42,954 and $59,911 in 2005 and 2004, respectively, are directed to the Vanguard Retirement Savings Trust Fund and are applied to reduce the Company’s matching contributions. At the discretion of the UST Inc. Board of Directors (the “Board”), additional matching contributions may be made by the Company. For the years ended December 31, 2005 and 2004, no additional discretionary contributions were made. The Plan allows Participants who have completed three or more years of service the option to diversify the Company’s previously allocated and/or future matching contributions to any of the Plan’s investment options. Company matching contributions for Participants who do not meet these requirements are invested in common stock of UST Inc. (the UST Common Stock Fund). Participant contributions are always 100 percent vested, while vesting of the Company’s contributions generally occurs over a period of five years at a rate of 20 percent for each year of service. Upon attainment of five years of service, all Company contributions are immediately vested. Participants also become 100 percent vested upon death or attainment of age 55.
The Plan includes a loan feature for Participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the Participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the Participant can borrow is the lesser of 50 percent of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate received by Vanguard from Reuters on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a Participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.
Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are also paid by the Plan.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants’ account balances become 100 percent vested and they are entitled to the fair value of their accounts.
The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions. Copies of the SPD are available from the Company’s Employee Benefits Department.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2005 and 2004
3. Participants’ Interests
A Participant’s interest in the Plan is based on “Units of Participation”, the value of which is calculated daily for each fund based on the aggregate fair value of the fund’s investments. A Participant obtaining a distribution from the Plan receives the fair value of his or her account. If a Participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the Participant will forfeit the nonvested portion of the Company’s matching contributions. Under the provisions of the Plan, a Participant may, at the discretion of the EPAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the Participant’s account in such other plan.
4. Investments
Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the respective financial statement dates were as follows:

	December 31
	2005		2004

UST Common Stock Fund, at fair value; 2005 — 7,388,665 units; 2004 — 8,111,927 units	$84,895,755	*	$109,673,255	*
Vanguard Retirement Savings Trust; Collective Fund, at fair value; 2005 — 40,933,787 units; 2004 — 39,126,563 units	40,933,787		39,126,563
Vanguard 500 Index Fund; Equity Mutual Fund, at fair value; 2005 — 259,549 units; 2004 — 252,656 units	29,827,413		28,206,531
Vanguard Explorer Fund; Equity Mutual Fund, at fair value; 2005 — 252,246 units; 2004 — 213,357 units	18,946,190		15,910,058
Vanguard LifeStrategy Moderate Growth Fund; Growth Fund, at fair value; 2005 — 823,991 units; 2004 — 711,805 units	15,219,118		12,748,428

*	See Nonparticipant-Directed Investments footnote

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2005 and 2004
4. Investments (continued)
In accordance with the Plan, Participants can direct their contributions to invest in one or more of the following: the UST Common Stock Fund, the Morgan Stanley Institutional Fund, the Vanguard 500 Index Fund, the Vanguard Capital Opportunity Fund, the Vanguard Explorer Fund, the Vanguard LifeStrategy Conservative Growth Fund, the Vanguard LifeStrategy Growth Fund, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Vanguard PRIMECAP Fund, the Vanguard Total Bond Market Index Fund, the Vanguard Windsor II Fund and the Vanguard Retirement Savings Trust Fund.
The Plan allows Participants who invest in more than one fund option to allocate their contributions in 1 percent increments per fund. In addition, the Plan permits Participants to change their existing account balances by transferring amounts from any one Participant-directed fund to any other such fund.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2005 and 2004
5. Nonparticipant-Directed Investments
As indicated in the “Description of Plan” note to the Financial Statements, the UST Common Stock Fund includes nonparticipant-directed investments, which relate only to the Company’s matching contributions for those participants that have not yet completed three years of service or have not reached age 55. As such, amounts presented below include both the participant-directed and the nonparticipant-directed components of the fund’s investments and the effects of changes associated with both components of these investments. Information about the net assets and the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments is as follows:

	December 31
	2005	2004

Net Assets, at Fair Value
UST Common Stock Fund	$84,895,755	$109,673,255

	Year ended December 31
	2005	2004

Changes in Net Assets
Employee and employer contributions	$5,832,590	$5,784,588
Interest and dividends	4,491,168	4,745,687
Net (depreciation) appreciation in fair value	(14,792,312)	28,857,482
Benefits paid directly to Participants	(4,398,822)	(5,514,409)
Administrative expenses	(39,881)	(49,695)
Transfers to Participant-directed investments	(15,870,243)	(19,933,540)

(Decrease) increase in Net Assets	$(24,777,500)	$13,890,113

At December 31, 2005 and 2004, the UST Common Stock Fund included 2.1 million and 2.3 million shares of UST Inc. common stock, respectively.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the effective date of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The necessary steps, if any, will be taken to maintain the Plan’s qualified status.

Supplemental Schedules

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Group Trust Funds:

UST Common Stock Fund (1)	7,388,665 units --
	Common Stock Fund (2)	$84,895,755

Morgan Stanley Institutional Fund	315,904 shares --
International Equity	International Equity Fund	6,378,098

Vanguard 500 Index Fund (1)	259,549 shares --
Investor Shares	Equity Mutual Fund	29,827,413

Vanguard Capital	267,725 shares --
Opportunity Fund (1)	Equity Mutual Fund	8,842,965

Vanguard Explorer Fund (1)	252,246 shares --
	Equity Mutual Fund	18,946,190

Vanguard LifeStrategy	227,507 shares --
Conservative Growth Fund (1)	Growth Fund	3,524,082

Vanguard LifeStrategy	276,464 shares --
Growth Fund (1)	Growth Fund	5,805,752

Vanguard LifeStrategy	188,407 shares --
Income Fund (1)	Income Fund	2,541,614

Vanguard LifeStrategy	823,991 shares --
Moderate Growth Fund (1)	Growth Fund	15,219,118

Vanguard PRIMECAP Fund (1)	125,062 shares --
	Equity Mutual Fund	8,167,788

Vanguard Total Bond Market	626,430 shares --
Index Fund (1)	Fixed Income Fund	6,301,882

(1)	Indicates party-in-interest to the Plan.

(2)	Cost $62,255,918

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) (continued)
December 31, 2005

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Vanguard Windsor II Fund	342,017 shares --
Investor Shares (1)	Equity Mutual Fund	$10,715,389

Vanguard Retirement Savings	40,933,787 units --
Trust Fund (1)	Collective Fund	40,933,787

Total Group Trust Funds		$242,099,833

Participant Loans (1)	Varying interest rates
	and maturity dates	5,116,678

Total Investments		$247,216,511

(1)	Indicates party-in-interest to the Plan.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year Ended December 31, 2005

Identity of		Purchase	Selling		Net
Party Involved	Description of Assets	Price (1)	Price (1)	Cost of Asset	Gain

Category (iii) — A series of transactions in excess of 5 percent of Plan assets

UST Common Stock Fund (2) Common Stock Fund:

	1,099,227 units	$13,977,072	$—	$13,977,072	$—
	1,822,489 units	$—	$23,962,239	$15,710,422	$8,251,817
There were no Category (i), (ii), or (iv) reportable transactions.
“Lease Rental” and “Expenses Incurred with Transaction” columns were not applicable.

(1)	Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.

(2)	Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UST INC. EMPLOYEES’ SAVINGS PLAN
/s/ Kenneth N. Tamaro
Kenneth N. Tamaro
Chairman, UST Inc. Employee Plans Administration Committee

Dated: May 4, 2006

UST INC. EMPLOYEES’ SAVINGS PLAN
EXHIBIT INDEX
Exhibit
   23.1 -- Consent of Independent Registered Public Accounting Firm.